**ANGLO AMERICAN**

05013651

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Catherine Marshall
Company Secretarial Assistant

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8627
e-mail cmarshall@angloamerican.co.uk

20 December, 2005

SUPPL



Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Director/PDMR interests x 1
- Butterfield Trust x 3
- Mondi's Merebank Project commissioned

Yours faithfully
For and on behalf of Anglo American plc

C Marshall
Company Secretarial Assistant
Encs - 25 copies

**Notes to Editors:**

**Anglo American plc** is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in platinum group metals, gold and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk)

ANGLO AMERICAN

# News Release

**5 December 2005**

## Mondi's Merebank project commissioned

Anglo American is pleased to announce that the R1.4 billion ($175 million) upgrade at Mondi Business Paper's Merebank paper mill in South Africa was successfully commissioned during October.

The new paper machine ("PM31"), announced in September 2003, resulted in the discontinuation of the production of super calendared or magazine grades and the increase in capacity of uncoated woodfree ("UCWF") paper grades. The Merebank mill's annual production of UCWF paper will increase by approximately 277,000 tonnes to 536,000 tonnes by 2007.

A new 14 pocket A4 cutting line, one of the world's largest and the fastest in operation, has also been installed. It has a daily capacity of 600 tonnes and produces up to 210 A4 reams per minute.

The new investment at Merebank will contribute to further improvements in environmental performance. Improvements to the new flue gas desulphurisation plant and biomass fired multi-fuel boiler will result in a marked reduction in emissions and waste, as well as water and energy consumption.

The capacity increase in South Africa will be partly offset by planned capacity closures at Mondi Business Paper in Hungary. The Mondi group's UCWF paper capacity following the rebuild will amount to 2.1 million tonnes per annum.

For further information:


Anglo American - London

Investor Relations
Charles Gordon
Tel: +44 207 968 8933

Media Relations
Kate Aindow
Tel: +44 207 968 8619

Anglo American - Johannesburg

Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Daniel Ngwepe
Tel: +27 11 638 2267

**Notes to Editors:**

**Anglo American plc** is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in platinum group metals, gold and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk)

**ANGLO AMERICAN**

## News Release

**5 December 2005**

### Mondi's Merebank project commissioned

Anglo American is pleased to announce that the R1.4 billion ($175 million) upgrade at Mondi Business Paper's Merebank paper mill in South Africa was successfully commissioned during October.

The new paper machine ("PM31"), announced in September 2003, resulted in the discontinuation of the production of super calendared or magazine grades and the increase in capacity of uncoated woodfree ("UCWF") paper grades. The Merebank mill's annual production of UCWF paper will increase by approximately 277,000 tonnes to 536,000 tonnes by 2007.

A new 14 pocket A4 cutting line, one of the world's largest and the fastest in operation, has also been installed. It has a daily capacity of 600 tonnes and produces up to 210 A4 reams per minute.

The new investment at Merebank will contribute to further improvements in environmental performance. Improvements to the new flue gas desulphurisation plant and biomass fired multi-fuel boiler will result in a marked reduction in emissions and waste, as well as water and energy consumption.

The capacity increase in South Africa will be partly offset by planned capacity closures at Mondi Business Paper in Hungary. The Mondi group's UCWF paper capacity following the rebuild will amount to 2.1 million tonnes per annum.

For further information:

Anglo American - London
Investor Relations
Charles Gordon
Tel: +44 207 968 8933

Media Relations
Kate Aindow
Tel: +44 207 968 8619

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Daniel Ngwepe
Tel: +27 11 638 2267

**Anglo American plc**
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 968 8888 Fax 44 (0)207 968 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

**Notes to Editors:**

**Anglo American plc** is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in platinum group metals, gold and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk)

ANGLO
AMERICAN

## News Release

**5 December 2005**

### Mondi's Merebank project commissioned

Anglo American is pleased to announce that the R1.4 billion ($175 million) upgrade at Mondi Business Paper's Merebank paper mill in South Africa was successfully commissioned during October.

The new paper machine ("PM31"), announced in September 2003, resulted in the discontinuation of the production of super calendared or magazine grades and the increase in capacity of uncoated woodfree ("UCWF") paper grades. The Merebank mill's annual production of UCWF paper will increase by approximately 277,000 tonnes to 536,000 tonnes by 2007.

A new 14 pocket A4 cutting line, one of the world's largest and the fastest in operation, has also been installed. It has a daily capacity of 600 tonnes and produces up to 210 A4 reams per minute.

The new investment at Merebank will contribute to further improvements in environmental performance. Improvements to the new flue gas desulphurisation plant and biomass fired multi-fuel boiler will result in a marked reduction in emissions and waste, as well as water and energy consumption.

The capacity increase in South Africa will be partly offset by planned capacity closures at Mondi Business Paper in Hungary. The Mondi group's UCWF paper capacity following the rebuild will amount to 2.1 million tonnes per annum.

For further information:


Anglo American - London

Investor Relations
Charles Gordon
Tel: +44 207 968 8933

Media Relations
Kate Aindow
Tel: +44 207 968 8619

Anglo American - Johannesburg

Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Daniel Ngwepe
Tel: +27 11 638 2267

**<u>Notes to Editors:</u>**

**Anglo American plc** is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in platinum group metals, gold and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk)

ANGLO AMERICAN

## News Release

5 December 2005

**Mondi's Merebank project commissioned**

Anglo American is pleased to announce that the R1.4 billion ($175 million) upgrade at Mondi Business Paper's Merebank paper mill in South Africa was successfully commissioned during October.

The new paper machine ("PM31"), announced in September 2003, resulted in the discontinuation of the production of super calendared or magazine grades and the increase in capacity of uncoated woodfree ("UCWF") paper grades. The Merebank mill's annual production of UCWF paper will increase by approximately 277,000 tonnes to 536,000 tonnes by 2007.

A new 14 pocket A4 cutting line, one of the world's largest and the fastest in operation, has also been installed. It has a daily capacity of 600 tonnes and produces up to 210 A4 reams per minute.

The new investment at Merebank will contribute to further improvements in environmental performance. Improvements to the new flue gas desulphurisation plant and biomass fired multi-fuel boiler will result in a marked reduction in emissions and waste, as well as water and energy consumption.

The capacity increase in South Africa will be partly offset by planned capacity closures at Mondi Business Paper in Hungary. The Mondi group's UCWF paper capacity following the rebuild will amount to 2.1 million tonnes per annum.

For further information:

Anglo American - London
Investor Relations
Charles Gordon
Tel: +44 207 968 8933

Media Relations
Kate Aindow
Tel: +44 207 968 8619

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Daniel Ngwepe
Tel: +27 11 638 2267

**Anglo American plc**
*20 Carlton House Terrace London SW1Y 5AN United Kingdom*
Tel 44 (0)207 968 8888 Fax 44 (0)207 968 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

**Notes to Editors:**

**Anglo American plc** is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in platinum group metals, gold and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk)

**ANGLO AMERICAN**

## News Release

**5 December 2005**

### Mondi's Merebank project commissioned

Anglo American is pleased to announce that the R1.4 billion ($175 million) upgrade at Mondi Business Paper's Merebank paper mill in South Africa was successfully commissioned during October.

The new paper machine ("PM31"), announced in September 2003, resulted in the discontinuation of the production of super calendared or magazine grades and the increase in capacity of uncoated woodfree ("UCWF") paper grades. The Merebank mill's annual production of UCWF paper will increase by approximately 277,000 tonnes to 536,000 tonnes by 2007.

A new 14 pocket A4 cutting line, one of the world's largest and the fastest in operation, has also been installed. It has a daily capacity of 600 tonnes and produces up to 210 A4 reams per minute.

The new investment at Merebank will contribute to further improvements in environmental performance. Improvements to the new flue gas desulphurisation plant and biomass fired multi-fuel boiler will result in a marked reduction in emissions and waste, as well as water and energy consumption.

The capacity increase in South Africa will be partly offset by planned capacity closures at Mondi Business Paper in Hungary. The Mondi group's UCWF paper capacity following the rebuild will amount to 2.1 million tonnes per annum.

For further information:


Anglo American - London
Investor Relations
Charles Gordon
Tel: +44 207 968 8933

Media Relations
Kate Aindow
Tel: +44 207 968 8619

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Daniel Ngwepe
Tel: +27 11 638 2267

AVS 933095
RNS 8992V

**Anglo American plc**
(the "Company")

## Directors' Interests

The Company announces that, on 16 December 2005, 157,116 Anglo American plc Executive Share Scheme options held by Mr A J Trahar for a family trust were exercised as follows:

| Number of Share Options | Option Price |
|---|---|
| 4,300 | £6.9750 |
| 46,816 | £7.6625 |
| 106,000 | £10.0250 |

The shares acquired in terms of the options were sold on 16 December 2005 at an average price of £18.8341 each.

The notification of these transactions is intended to satisfy the Company's obligations under both section 324 of the Companies Act 1985 and the Financial Services Authority Disclosure Rules 3.1.2 to 3.1.4

N Jordan
Company Secretary
19 December 2005

AVS 933095
RNS 8992V

**Anglo American plc**
(the "Company")

**Directors' Interests**

The Company announces that, on 16 December 2005, 157,116 Anglo American plc Executive Share Scheme options held by Mr A J Trahar for a family trust were exercised as follows:

| Number of Share Options | Option Price |
|---|---|
| 4,300 | £6.9750 |
| 46,816 | £7.6625 |
| 106,000 | £10.0250 |

The shares acquired in terms of the options were sold on 16 December 2005 at an average price of £18.8341 each.

The notification of these transactions is intended to satisfy the Company's obligations under both section 324 of the Companies Act 1985 and the Financial Services Authority Disclosure Rules 3.1.2 to 3.1.4

N Jordan
Company Secretary
19 December 2005

ARS 933095
RNS 8992V

**Anglo American plc**
(the "Company")

**Directors' Interests**

The Company announces that, on 16 December 2005, 157,116 Anglo American plc Executive Share Scheme options held by Mr A J Trahar for a family trust were exercised as follows:

| Number of Share Options | Option Price |
|---|---|
| 4,300 | £6.9750 |
| 46,816 | £7.6625 |
| 106,000 | £10.0250 |

The shares acquired in terms of the options were sold on 16 December 2005 at an average price of £18.8341 each.

The notification of these transactions is intended to satisfy the Company's obligations under both section 324 of the Companies Act 1985 and the Financial Services Authority Disclosure Rules 3.1.2 to 3.1.4

N Jordan
Company Secretary
19 December 2005

AVS 933095
RNS 8992V

**Anglo American plc**
(the "Company")

**Directors' Interests**

The Company announces that, on 16 December 2005, 157,116 Anglo American plc Executive Share Scheme options held by Mr A J Trahar for a family trust were exercised as follows:

| Number of Share Options | Option Price |
|---|---|
| 4,300 | £6.9750 |
| 46,816 | £7.6625 |
| 106,000 | £10.0250 |

The shares acquired in terms of the options were sold on 16 December 2005 at an average price of £18.8341 each.

The notification of these transactions is intended to satisfy the Company's obligations under both section 324 of the Companies Act 1985 and the Financial Services Authority Disclosure Rules 3.1.2 to 3.1.4

N Jordan
Company Secretary
19 December 2005

AVS 933095
RNS 8992V

**Anglo American plc**
(the "Company")

**Directors' Interests**

The Company announces that, on 16 December 2005, 157,116 Anglo American plc Executive Share Scheme options held by Mr A J Trahar for a family trust were exercised as follows:

| Number of Share Options | Option Price |
|---|---|
| 4,300 | £6.9750 |
| 46,816 | £7.6625 |
| 106,000 | £10.0250 |

The shares acquired in terms of the options were sold on 16 December 2005 at an average price of £18.8341 each.

The notification of these transactions is intended to satisfy the Company's obligations under both section 324 of the Companies Act 1985 and the Financial Services Authority Disclosure Rules 3.1.2 to 3.1.4

N Jordan
Company Secretary
19 December 2005

ARS 139745

ANGLO AMERICAN plc (the "Company") RNS 9033V

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 38,070,004 Ordinary Shares held by the Trust:

| Date of Transfer | Number of Ordinary Shares |
|---|---|
| 12 December 2005 | 78,023 |
| 13 December 2005 | 47,552 |
| 14 December 2005 | 12,200 |
| 15 December 2005 | 24,139 |
| 16 December 2005 | 157,116 |

The Company was advised of these transactions on 16 December 2005.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

| Directors | PDMRs |
|---|---|
| B E Davison | A E Redman |
| D A Hathorn | R J King |
| A W Lea | P L Zim |
| R Médori | P M Baum |
| S R Thompson | R Havenstein |
| A J Trahar* | R M Godsell |
| | R S Robertson |
| | P Smith |
| | J N Wallington |

*Mr A J Trahar (a Director) was connected with a transaction that took place on 16 November 2005 in respect of 157,116 Ordinary Shares, which was the subject of a separate announcement issued earlier today by the Company.

N Jordan
Company Secretary
19 December 2005

ARS 139745

ANGLO AMERICAN plc (the "Company") RNS 9033V

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 38,070,004 Ordinary Shares held by the Trust:

| Date of Transfer | Number of Ordinary Shares |
|---|---|
| 12 December 2005 | 78,023 |
| 13 December 2005 | 47,552 |
| 14 December 2005 | 12,200 |
| 15 December 2005 | 24,139 |
| 16 December 2005 | 157,116 |

The Company was advised of these transactions on 16 December 2005.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

| Directors | PDMRs |
|---|---|
| B E Davison | A E Redman |
| D A Hathorn | R J King |
| A W Lea | P L Zim |
| R Médori | P M Baum |
| S R Thompson | R Havenstein |
| A J Trahar* | R M Godsell |
| | R S Robertson |
| | P Smith |
| | J N Wallington |

*Mr A J Trahar (a Director) was connected with a transaction that took place on 16 November 2005 in respect of 157,116 Ordinary Shares, which was the subject of a separate announcement issued earlier today by the Company.

N Jordan
Company Secretary
19 December 2005

AVS 139745

ANGLO AMERICAN plc (the "Company") RNS 9033V

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 38,070,004 Ordinary Shares held by the Trust:

| Date of Transfer | Number of Ordinary Shares |
|---|---|
| 12 December 2005 | 78,023 |
| 13 December 2005 | 47,552 |
| 14 December 2005 | 12,200 |
| 15 December 2005 | 24,139 |
| 16 December 2005 | 157,116 |

The Company was advised of these transactions on 16 December 2005.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

| Directors | PDMRs |
|---|---|
| B E Davison | A E Redman |
| D A Hathorn | R J King |
| A W Lea | P L Zim |
| R Médori | P M Baum |
| S R Thompson | R Havenstein |
| A J Trahar* | R M Godsell |
| | R S Robertson |
| | P Smith |
| | J N Wallington |

*Mr A J Trahar (a Director) was connected with a transaction that took place on 16 November 2005 in respect of 157,116 Ordinary Shares, which was the subject of a separate announcement issued earlier today by the Company.

N Jordan
Company Secretary
19 December 2005

AVS 139745

ANGLO AMERICAN plc (the "Company") RNS 9033V

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 38,070,004 Ordinary Shares held by the Trust:

| Date of Transfer | Number of Ordinary Shares |
|---|---|
| 12 December 2005 | 78,023 |
| 13 December 2005 | 47,552 |
| 14 December 2005 | 12,200 |
| 15 December 2005 | 24,139 |
| 16 December 2005 | 157,116 |

The Company was advised of these transactions on 16 December 2005.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

| Directors | PDMRs |
|---|---|
| B E Davison | A E Redman |
| D A Hathorn | R J King |
| A W Lea | P L Zim |
| R Médori | P M Baum |
| S R Thompson | R Havenstein |
| A J Trahar* | R M Godsell |
| | R S Robertson |
| | P Smith |
| | J N Wallington |

*Mr A J Trahar (a Director) was connected with a transaction that took place on 16 November 2005 in respect of 157,116 Ordinary Shares, which was the subject of a separate announcement issued earlier today by the Company.

N Jordan
Company Secretary
19 December 2005

ARS 139745

ANGLO AMERICAN plc (the "Company") RNS 9033V

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 38,070,004 Ordinary Shares held by the Trust:

| Date of Transfer | Number of Ordinary Shares |
|---|---|
| 12 December 2005 | 78,023 |
| 13 December 2005 | 47,552 |
| 14 December 2005 | 12,200 |
| 15 December 2005 | 24,139 |
| 16 December 2005 | 157,116 |

The Company was advised of these transactions on 16 December 2005.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

| Directors | PDMRs |
|---|---|
| B E Davison | A E Redman |
| D A Hathorn | R J King |
| A W Lea | P L Zim |
| R Médori | P M Baum |
| S R Thompson | R Havenstein |
| A J Trahar* | R M Godsell |
| | R S Robertson |
| | P Smith |
| | J N Wallington |

*Mr A J Trahar (a Director) was connected with a transaction that took place on 16 November 2005 in respect of 157,116 Ordinary Shares, which was the subject of a separate announcement issued earlier today by the Company.

N Jordan
Company Secretary
19 December 2005

AVS 129480

ANGLO AMERICAN plc (the "Company") RNS 0877V

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 38,697,665 Ordinary Shares held by the Trust:

| Date of Transfer | Number of Ordinary Shares |
|---|---|
| 28 November 2005 | 40,900 |
| 29 November 2005 | 28,800 |
| 30 November 2005 | 23,183 |
| 1 December 2005 | 16,700 |
| 2 December 2005 | 13,000 |

The Company was advised of these transactions on 2 December 2005.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

| Directors | PDMRs |
|---|---|
| B E Davison | A E Redman |
| D A Hathorn | R J King |
| A W Lea | P L Zim |
| R Médori | P M Baum |
| S R Thompson | R Havenstein |
| A J Trahar | R M Godsell |
| | R S Robertson |
| | P Smith |
| | J N Wallington |

G A Wilkinson
Deputy Secretary
02 December 2005

AVS 129480

ANGLO AMERICAN plc (the "Company") RNS 0877V

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 38,697,665 Ordinary Shares held by the Trust:

| Date of Transfer | Number of Ordinary Shares |
|---|---|
| 28 November 2005 | 40,900 |
| 29 November 2005 | 28,800 |
| 30 November 2005 | 23,183 |
| 1 December 2005 | 16,700 |
| 2 December 2005 | 13,000 |

The Company was advised of these transactions on 2 December 2005.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

| Directors | PDMRs |
|---|---|
| B E Davison | A E Redman |
| D A Hathorn | R J King |
| A W Lea | P L Zim |
| R Médori | P M Baum |
| S R Thompson | R Havenstein |
| A J Trahar | R M Godsell |
| | R S Robertson |
| | P Smith |
| | J N Wallington |

G A Wilkinson
Deputy Secretary
02 December 2005

ARS 129480

ANGLO AMERICAN plc (the "Company") RNS 0877V

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 38,697,665 Ordinary Shares held by the Trust:

| Date of Transfer | Number of Ordinary Shares |
|---|---|
| 28 November 2005 | 40,900 |
| 29 November 2005 | 28,800 |
| 30 November 2005 | 23,183 |
| 1 December 2005 | 16,700 |
| 2 December 2005 | 13,000 |

The Company was advised of these transactions on 2 December 2005.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

| Directors | PDMRs |
|---|---|
| B E Davison | A E Redman |
| D A Hathorn | R J King |
| A W Lea | P L Zim |
| R Médori | P M Baum |
| S R Thompson | R Havenstein |
| A J Trahar | R M Godsell |
| | R S Robertson |
| | P Smith |
| | J N Wallington |

G A Wilkinson
Deputy Secretary
02 December 2005

AVS 129480

ANGLO AMERICAN plc (the "Company") RNS 0877V

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 38,697,665 Ordinary Shares held by the Trust:

| Date of Transfer | Number of Ordinary Shares |
|---|---|
| 28 November 2005 | 40,900 |
| 29 November 2005 | 28,800 |
| 30 November 2005 | 23,183 |
| 1 December 2005 | 16,700 |
| 2 December 2005 | 13,000 |

The Company was advised of these transactions on 2 December 2005.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

| Directors | PDMRs |
|---|---|
| B E Davison | A E Redman |
| D A Hathorn | R J King |
| A W Lea | P L Zim |
| R Médori | P M Baum |
| S R Thompson | R Havenstein |
| A J Trahar | R M Godsell |
| | R S Robertson |
| | P Smith |
| | J N Wallington |

G A Wilkinson
Deputy Secretary
02 December 2005

AVS 226289

ANGLO AMERICAN plc (the "Company") ENS 4571V

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 38,389,034 Ordinary Shares held by the Trust:

| Date of Transfer | Number of Ordinary Shares |
|---|---|
| 5 December 2005 | 6,400 |
| 6 December 2005 | 120,000 |
| 7 December 2005 | 78,081 |
| 8 December 2005 | 49,150 |
| 9 December 2005 | 55,000 |

The Company was advised of these transactions on 9 December 2005.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

| Directors | PDMRs |
|---|---|
| B E Davison | A E Redman |
| D A Hathorn | R J King |
| A W Lea | P L Zim |
| R Médori | P M Baum |
| S R Thompson | R Havenstein |
| A J Trahar | R M Godsell |
| | R S Robertson |
| | P Smith |
| | J N Wallington |

N Jordan
Company Secretary
09 December 2005

ARS 226289

ANGLO AMERICAN plc (the "Company")

RNS 4571V

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 38,389,034 Ordinary Shares held by the Trust:

| Date of Transfer | Number of Ordinary Shares |
|---|---|
| 5 December 2005 | 6,400 |
| 6 December 2005 | 120,000 |
| 7 December 2005 | 78,081 |
| 8 December 2005 | 49,150 |
| 9 December 2005 | 55,000 |

The Company was advised of these transactions on 9 December 2005.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

| Directors | PDMRs |
|---|---|
| B E Davison | A E Redman |
| D A Hathorn | R J King |
| A W Lea | P L Zim |
| R Médori | P M Baum |
| S R Thompson | R Havenstein |
| A J Trahar | R M Godsell |
| | R S Robertson |
| | P Smith |
| | J N Wallington |

N Jordan
Company Secretary
09 December 2005

AVS 226289

ANGLO AMERICAN plc (the "Company") ENS 4571V

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 38,389,034 Ordinary Shares held by the Trust:

| Date of Transfer | Number of Ordinary Shares |
|---|---|
| 5 December 2005 | 6,400 |
| 6 December 2005 | 120,000 |
| 7 December 2005 | 78,081 |
| 8 December 2005 | 49,150 |
| 9 December 2005 | 55,000 |

The Company was advised of these transactions on 9 December 2005.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

| Directors | PDMRs |
|---|---|
| B E Davison | A E Redman |
| D A Hathorn | R J King |
| A W Lea | P L Zim |
| R Médori | P M Baum |
| S R Thompson | R Havenstein |
| A J Trahar | R M Godsell |
| | R S Robertson |
| | P Smith |
| | J N Wallington |

N Jordan
Company Secretary
09 December 2005

ARS 226289

ANGLO AMERICAN plc (the "Company")

ENS 4571V

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 38,389,034 Ordinary Shares held by the Trust:

| Date of Transfer | Number of Ordinary Shares |
|---|---|
| 5 December 2005 | 6,400 |
| 6 December 2005 | 120,000 |
| 7 December 2005 | 78,081 |
| 8 December 2005 | 49,150 |
| 9 December 2005 | 55,000 |

The Company was advised of these transactions on 9 December 2005.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

| Directors | PDMRs |
|---|---|
| B E Davison | A E Redman |
| D A Hathorn | R J King |
| A W Lea | P L Zim |
| R Médori | P M Baum |
| S R Thompson | R Havenstein |
| A J Trahar | R M Godsell |
| | R S Robertson |
| | P Smith |
| | J N Wallington |

N Jordan
Company Secretary
09 December 2005